December 20, 2016

Via EDGAR

Kathryn Hinke
Attorney-Adviser
Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
100 F Street, NE
Washington D.C. 20549

RE:    Principal Life Insurance Company Separate Account B
Principal Lifetime Income Solutions II Variable Annuity
Second Pre-Effective Amendment to the Registration Statement on Form N-4
File Numbers 333-213890, 811-02091

Dear Ms. Hinke:

This letter responds, on behalf of Principal Life Insurance Company Separate Account B (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by phone on December 19, 2016, with respect to the First Pre-Effective Amendment to the Registration Statement, which was filed on December 13, 2016, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). Changes in response to Staff comments as described below will be made by the Registrant in a pre-effective amendment that will be filed with the Commission.

COMMENT 1. With regard to the template for the GMWB Charges and Percentages Supplement, please confirm supplementally that historic rates will be disclosed in an Appendix of the prospectus.

RESPONSE: Confirmed.

COMMENT 2. Please confirm supplementally that Registrant will file GMWB Charges and Percentages Supplements a reasonable amount of time prior to their respective effective dates.

RESPONSE: Confirmed.

COMMENT 3. With regard to the template for the GMWB Charges and Percentages Supplement, please revise the second page of the template to make the information about New York Regulation 60 and the second paragraph of that page easier to understand. Also, please include the clarification information on Regulation 60 in the prospectus.

RESPONSE: Registrant has modified page 2 of the template as shown in Exhibit A-1, which is attached to this response letter. For further response, Registrant will add the following language to the prospectus at the end of the last paragraph of the “Determining GMWB Charges and Percentages” provision:

New York Regulation 60 is a regulation designed to protect New York consumers against unwanted or unnecessary replacements of existing life insurance or annuity contracts. New York Regulation 60 requires a person applying for an annuity contract in New York to authorize the insurance company to obtain information about any existing products/contracts they may own. The insurance company then must provide the consumer with disclosures comparing the existing contract(s) to the new one. The insurer must describe the reasons why the company or advisor is recommending the new annuity contract and the replacement of the existing one.

Sincerely,

/s/ Doug Hodgson

Doug Hodgson
Counsel, Registrant
711 High Street
Des Moines, IA 50392-0300
(515) 362-2384
Hodgson.Doug@principal.com

EXHIBIT A-1

Determining GMWB Charges and Percentages - for States Other Than New York
The information in this section pertains to contracts where New York Regulation 60 does not apply.
The GMWB Charge and GMWB Percentages for your Contract will be determined as described in this paragraph so long as you satisfy the guidelines on submitting your application (see GMWB Submission Guidelines section in the prospectus). The GMWB Charge and GMWB Percentages in effect on the date you sign the application will apply to your Contract except in the following situation:
If any of the GMWB Percentages in effect on the date we receive the money have increased from the GMWB Percentages in effect on the date you signed your application, you will receive the GMWB Charge and GMWB Percentages in effect on the date we receive the money, provided that no GMWB Percentages have decreased and the GMWB Charge has not changed during that time.
You will be notified if the GMWB Submission Guidelines are not satisfied, in which case we will provide you with the current GMWB Charges and Percentages Supplement, which will include the GMWB Charge and GMWB Percentages applicable to your Contract. Additional paperwork may be required.
The GMWB Percentages applicable to your Contract will not change for the life of your Contract and will be in a GMWB Charges and Percentages Supplement attached to your prospectus. We reserve the right to increase the GMWB Charge up to the maximum annual charge. See GMWB Charges for Rider Benefits for more information.
For more information regarding the GMWB Charge, refer to the GMWB Charges for Rider Benefits section of the prospectus. For more information regarding the GMWB Bonus and the For Life withdrawal benefit payment percentages, see the GMWB Bonus and Withdrawal Benefit Payment sections of the prospectus.
Determining GMWB Charges and Percentages - for Contracts Where New York Regulation 60 Applies
For contract replacements where New York Regulation 60 applies, see Appendix F of the prospectus for New York submission guidelines and information on determining GMWB Charges and GMWB Percentages. New York Regulation 60 is a regulation designed to protect New York consumers against unwanted or unnecessary replacements of existing life insurance or annuity contracts. New York Regulation 60 requires a person applying for an annuity contract in New York to authorize the insurance company to obtain information about any existing products/contracts they may own. The insurance company then must provide the consumer with disclosures comparing the existing contract(s) to the new one. The insurer must describe the reasons why the company or advisor is recommending the new annuity contract and the replacement of the existing one.
---------------------------------

This Supplement should be read and retained with the prospectus for the Principal Lifetime Income Solutions II Variable Annuity. If you would like another copy of the prospectus or a prior GMWB Charges and Percentages Supplement, write us at Principal Financial Group, P.O. Box 9382, Des Moines, Iowa 50306-9382 or call us at 1-800-852-4450 to request a free copy. All GMWB Percentages Prospectus Supplements are also available on the EDGAR system at www.sec.gov (type file number 333-213890). Certain terms used in this Supplement have special meanings. If a term is not defined in this Supplement, it has the meaning given to it in the prospectus.

THIS SUPPLEMENT SHOULD BE READ AND
RETAINED FOR FUTURE REFERENCE

Principal Financial Group
P.O. Box 9382
Des Moines, Iowa 50306-9382
1-800-852-4450